Capital One Financial Corporation 1680 Capital One Drive McLean, Virginia 22102-3491

June 15, 2012

Via EDGAR Submission

Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K/A filed March 15, 2012

Form 8-K/A filed April 27, 2012

File No. 001-13300

Dear Mr. Vaughn:

Below are the responses of Capital One Financial Corporation (“Capital One,” the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2012, with respect to the above-referenced filings. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our response.

Form 8-K/A filed March 15, 2012

Exhibit 99.4 Preliminary Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Preliminary Pro Forma Adjustments

Acquisition Pro Forma Adjustments

1.	In your reconciliation of the excess consideration paid by Capital One over HSBC domestic credit card business’ net assets acquired (“goodwill”), you disclose HSBC’s net assets acquired of $31,227 million. This amount does not agree to HSBC’s total stockholders’ equity of $31,428 million per the balance sheet. Please revise future filings to reconcile this apparent discrepancy.

Response: The HSBC domestic credit card and retail services (“HSBC Card and Retail Services”) business acquired by Capital One was a component of HSBC Finance Corporation, an indirect wholly-owned subsidiary of HSBC North America Holdings Inc. (“HSBC North America” or “Parent”), which is an indirect wholly-owned subsidiary of HSBC Holdings plc (“HSBC”). Historically, financial statements had not been prepared on a stand-alone basis for HSBC Card and Retail Services, as it was managed and financed as part of a larger group and did not operate separately from its Parent.

Kevin W. Vaughn

U.S. Securities and Exchange Commission

June 15, 2012

As a result of the agreement to sell the HSBC Card and Retail Services business to Capital One, separate audited carve-out financial statements were prepared for HSBC Card and Retail Services. These carve-out financial statements were derived from HSBC North America’s results and prepared in a manner consistent with how HSBC North America managed the business and as if HSBC Card and Retail Services had been a stand-alone company. The carve-out financial statements were prepared in accordance with U.S. GAAP, Regulation S-X, Article 3, “General Instructions as to Financial Statements” and Staff Accounting Bulletin Topic 1-B, “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Although the allocations used in preparing the carve-out financial statements were made on a reasonable basis, the carve-out financial statements do not necessarily reflect the financial position that HSBC Card and Retail Services might have had if it had existed as a separate, stand-alone business as of and for the period presented. The $201 million difference between the acquired HSBC net assets of $31,227 million and the reported stockholders’ equity of $31,428, which was derived from the carve-out balance sheet, was primarily attributable to assets and liabilities not acquired by Capital One, as well as intercompany Parent company allocations. The assets and liabilities not acquired by Capital One are denoted by pro forma adjustment (R). The preliminary estimated total of these items, which are detailed below, was $151 million as of the date of the filing of the
Form 8-K/A. The remaining difference is due to Parent company allocations made in preparing the carve-out financial statements in order to present the HSBC Card and Retail Services business on a stand-alone basis.

Adjustment (R) related to the elimination of HSBC assets and liabilities not acquired by Capital One:
Asset adjustments:
Interest-bearing deposits with banks	$(1,140	) (R)
Securities available for sale	(92	) (R)
Loans held for investment	6	(R)
Allowance held for investment	1,687	(R)
Purchased credit card relationship intangibles	(467	) (R)
Other assets	(1,728	) (R)

Subtotal	(1,734)

Liability adjustments:
Securitized debt obligations	(195	) (R)
Other liabilities	(1,388	) (R)

Subtotal	(1,583)

Net amount	$(151)

Kevin W. Vaughn

U.S. Securities and Exchange Commission

June 15, 2012

We will revise future filings, as applicable, to provide more detail on the difference between the acquired HSBC net assets and stockholders’ equity.

2.	You describe pro forma adjustment (S) as an adjustment to remove the impact of HSBC’s historical allowance for loan losses and to conform the provision expense to the historical net charge-offs in HSBC’s domestic credit card business. Please tell us and revise your future filings to explain in more detail how you calculated this adjustment. Tell us the accounting guidance you relied on when determining this adjustment was necessary and appropriate and how you determined that the adjustment was consistent with the requirements of Article 11 of Regulation S-X.

Response: Assuming Capital One had acquired HSBC’s domestic card business as of January 1, 2011, we would have accounted for the acquisition as a business combination and initially measured and recorded the assets acquired and liabilities assumed at fair value as of January 1, 2011, in accordance with ASC 805, “Business Combinations.” ASC 805 prohibits the carryover of HSBC’s historical allowance for loan losses. Accordingly, we included a pro forma adjustment to eliminate this allowance.

As disclosed in pro forma adjustment (B), the majority of the acquired HSBC’s domestic credit card loans will be accounted for subsequent to acquisition under ASC 310-20, “Nonrefundable Fees and Costs,” with the fair value purchase premium recognized as a yield adjustment and amortized into interest income over the life of the loans using the effective interest method. We concluded that HSBC’s 2011 actual charge-offs, net of recoveries, incurred on these loans were objectively measurable and therefore represented our best estimate of the pro forma provision expense related to charge-offs that we would have recorded in 2011 if we had acquired the loans as of January 1, 2011. We will revise future filings, as applicable, to provide more detail on the calculation of this adjustment.

Rule 11.02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma condensed income statement should be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments that are factually supportable. Because the actual net charge-offs for the acquired HSBC loans are factually supportable and exclude the effect of highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction, we determined that this adjustment was consistent with the overall objective of Article 11 of Regulation S-X.

Kevin W. Vaughn

U.S. Securities and Exchange Commission

June 15, 2012

3.	You describe pro forma adjustment (T) as an adjustment to increase in the allowance for expected net credit losses on new receivables and the acquired revolving loans of the HSBC’s domestic credit card business loan portfolio in excess of the remaining fair value premium arising from purchase accounting. Please tell us in more detail how you calculated this adjustment. Tell us how you determined this adjustment was necessary and appropriate under Article 11.

Response: As indicated above in our response to comment no. 2, if we had acquired the HSBC domestic credit card loans as of January 1, 2011, we initially would have recorded these loans at fair value as of January 1, 2011, and eliminated any allowance for loan losses. Subsequent to acquisition, we would have established an allowance for loan losses for incurred losses inherent in the loan portfolio as of each balance sheet date. We made the assumption that the allowance for loan losses that we would have recorded for the HSBC domestic credit card portfolio as of December 31, 2011 would have approximated the actual allowance recorded by HSBC of $1,687 million, with a reduction of approximately $36 million for loans accounted for subsequent to acquisition based on expected cash flows under ASC 310–30 and an increase of approximately $7 million related to the loans recorded with a fair value premium at acquisition, which results in a net estimated allowance of $1,658 million as of December 31, 2011.

Pro forma adjustment (T) reflects the amount necessary to build the allowance from $0 as of January 1, 2011 to the pro forma amount of $1,658 million as of December 31, 2011. The calculation of this adjustment is presented below. The calculation references other pro forma adjustments to the provision expense for HSBC presented in the preliminary unaudited pro forma condensed combined statement of income.

Kevin W. Vaughn

U.S. Securities and Exchange Commission

June 15, 2012

Pro forma allowance for loan losses related to HSBC as of January 1, 2011	$0
Pro forma net charge-offs:
HSBC actual net charge-offs in 2011	(2,040)
Adjustment to reduce HSBC charge-offs for estimated impact of acquired credit impaired loans accounted for under ASC 310–30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality”	855	(B)

Pro forma net charge-offs	(1,185)

Pro forma provision expense:
HSBC actual provision expense in 2011	1,421
Adjustment to increase provision expense to reflect actual net charge-offs in 2011	619	(S)

Provision expense related to net charge-offs	2,040
Adjustment to reduce provision expense for acquired impaired loans accounted for under ASC 310-30	(855	) (B)

Provision expense related to pro forma net charge-offs	1,185
Adjustment to increase provision expense to establish pro forma allowance as of December 31, 2011	1,658	(T)

Pro forma provision expense	2,843

Pro forma allowance for loan losses related to HSBC as of December 31, 2011	$1,658

We believe this adjustment is consistent with the objective of pro forma information prescribed in Rule 11–02(a) of Regulation S-X because it was computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through the end of the fiscal year. The addition of HSBC acquired loans will result in a material increase in our provision for credit losses to establish an allowance for loan losses subsequent to acquisition. Accordingly, we determined that including the adjustment in our pro forma financial information would be beneficial to investors because it demonstrates how we expect the transaction will affect our actual future results by depicting the impact it would have had on our historical financial statements if it had been consummated as of January 1, 2011.

Form 8-K/A filed April 27, 2012

Exhibit 99.2 Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Pro Forma Adjustments, page 4

4.	We note your reconciliation of the bargain purchase gain on page 5. It is unclear from your disclosure how you calculated the $46 million adjustment to your deferred tax asset related to this acquisition. Please revise future filings, as applicable, to disclose in more detail the purpose of this adjustment and how it was calculated.

Response: The ING Direct acquisition was predominately non-taxable. The fair value adjustments related to the acquisition reflected in the pro forma balance sheet created both taxable and deductible temporary differences under ASC 740, “Income Taxes” and resulted in a total net deferred tax adjustment of $154 million. This net deferred tax adjustment is

Kevin W. Vaughn

U.S. Securities and Exchange Commission

June 15, 2012

shown as adjustment (F) on the pro forma balance sheet on page 2. The $46 million deferred tax asset adjustment presented on page 5 is a component of the total net deferred tax adjustment of $154 million. The components of the total net deferred tax adjustment and the purpose of each adjustment shown on page 5, including the $46 million, are presented below.

Components on total net deferred tax adjustment:
Adjustment to eliminate ING Direct’s historical deferred tax liability on intangibles (included in $161 million elimination on page 5)	$23
Adjustment to recognize deferred tax liability for core deposit intangibles (page 5)	(76)
Adjustment to recognize deferred tax liability for trade name (page 5)	(18)
Adjustment to recognize deferred tax liability for other intangibles (page 5)	(37)
Adjustment to deferred tax asset to reflect temporary differences in all other assets and liabilities acquired at fair value (page 5)	(46)

Net reduction in deferred taxes on pro forma balance sheet (page 2)	$(154	) (F)

We will revise future filings, as applicable, to provide more detail on the calculation of this adjustment.

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In connection with our response to the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3199 if you have any questions or would like any additional information.

Sincerely,

/S/ R. SCOTT BLACKLEY
R. Scott Blackley Controller and Principal Accounting Officer